Exhibit 99.2

WiLAN Provides Update on Debenture Repayment

OTTAWA, Canada – January 19, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that the Company will repay its 6.00% extendible convertible unsecured subordinated debentures (“Debentures”) in accordance with their terms upon maturity on January 31, 2012.

For each CDN$1,000.00 principal amount of Debentures held, holders will be repaid CDN$1,000.00 plus interest in the amount of approximately CDN$23.8356 representing interest accrued at the annual rate of 6.00% from September 8, 2011, the initial date on which the Debentures were issued, inclusive to January 30, 2012, the final day before repayment occurs. Accordingly, Debenture holders will receive a total of approximately CDN$1,023.8356 in cash for each principal amount of CDN$1,000.00 of Debentures held.

The Company will use CDN$233.9 million of its cash on hand to retire this obligation.

The Debentures trade on and in accordance with the terms of the Toronto Stock Exchange under the symbol WIN.DB.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3000 issued or pending patents. For more information: www.wilan.com.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The term “will” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s November 8, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 9 months ended September 30, 2011 (the “MD&A”) starting at page 32 of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF. Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	2